Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami Beach, FL  33137

December 22, 2008

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Swap-A-Debt, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 9, 2008 File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated December 5, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that you provide a “subject to completion” legend indicating that you intend to use, or have already used, the prospectus before the effective date of the registration statement.  In light of this, we note a number of instances throughout your document where you make statements of fact that should be qualified in view of your current developmental status.  For example, we note that pages 1, 4, 9 and 14 of your filing indicate that Swap-A-Debt is a public company; however, such statement is inaccurate until the effective date of the registration statement.  As further examples, among many others, are your statements under “Our Business” on page 9 where you indicate”[v]ia its website, the company provides…” and “Swap-A-Debt earns revenue from the fees….” Please revise these and all other references to clearly indicate your status and that you plan or intend to offer these services in the future, but that no activities or revenues have been generated to date.

Response:
Please note that the Company has not generated any revenue since 2005. We have revised this amendment to Form S-1 on pages 1, 4, 9, 14 and throughout the S-1 to reflect that the Company is a development stage company and has no revenue generated to date. In addition, we have removed the references to the company being a public company. We also revise on page 9 under “Our Business” and all other references to clearly indicate that the Company has no revenue generated to date and anticipates that is will earn revenue through its revenue model in the future.

Summary, page 1

2.
We note your response to comment 1 of our December 5, 2008 letter and your amendment to page 9 indicating that you are a development stage company.  However, we note that there is no mention of your development stage status elsewhere in your filing.  For example, your development stage status is not disclosed in the business overview provided on page 1.  Please revise your disclosure throughout your filing, as appropriate, to clearly indicate your status as a development stage company.

Response:	We have revised to indicate that the Company is a development stage company on page 1 and throughout the filing.

Our Corporate Information, page 1

3.
We note your response to comment 5 of our December 5, 2008 letter.  Please revise your filing to briefly describe the reason that Bank of America declined to set up the API. Please also disclose, to the extent known, the amount of time you expect it will take the developers to conduct the described testing of the system.

Response:
Please note that the reasons that Bank of America declined to set up the API was based on (i) due to the credit crisis, Bank of America now has very strict standard for lending business and therefore it becomes more difficult to get an approval, and (ii) Bank of America required two years financials on any business which processes over the phone or internet which increased the difficulty to get an approval.

We also revised to provide the timeline for the completion of the website. Upon the current testing status, we anticipate another two weeks to complete the testing of ACH system. Once we have a stable version of the ACH system where there are no major roadblocks and a complete user experience, we will take another week for high-level bug testing and security fixes. This last 5% of integration and the build out of the "community" section should take 2 to 3 weeks from the completion of the ACH gateway. We anticipate a total of 6 weeks from now on to launch our website.

4.	We note that the first paragraph of this section indicates that the website will be complete by the end of November 2008. Please revise.

Response:   We have deleted such sentence to reflect the current status of the website.

Directors and Executive Officers, page 19

5.
 We reissue comment 8 of our December 5, 2008 letter.  We note your response, however, it does not appear that you made revisions sufficient to clearly indicate that Mr. DeFeudis is your sole director.  For example, your caption and first paragraph still use the plural “directors.”  Please revise.

Response:   We have revised to reflect that Mr. Defeudis is our sole director.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board